[LETTERHEAD OF MICHIGAN NATIONAL CORPORATION]


                        NATIONAL AUSTRALIA BANK TO ACQUIRE
                        MICHIGAN NATIONAL FOR $1.5 BILLION

         Melbourne, Australia and Farmington Hills, Michigan, February 5, 1995- - National Australia Bank Limited ("the National"), a transnational banking organization, headquartered in Melbourne, Australia, with assets of US$93 billion, equity of US$7.3 billion and net income in the last fiscal year of US$1.3 bil-lion, and Michigan National Corporation (Nasdaq: MNCO) ("Michigan National") today jointly announced the execution of a definitive agreement for the cash acquisition of Michigan National by the National. Under the agreement, the holders of Michigan National common stock will receive $110.00 per share. The aggregate purchase price is approximately $1.5 billion.

                   Robert J. Mylod, Michigan National's chief executive officer, said, "Michigan National's Board of Directors and all of us in senior management are extremely pleased with the agreement. We believe our partnership with a quality company like the National is in the best interests of our shareholders, our customers, our employees and the communities we serve. National Australia Bank is a superbly managed financial in-stitution with broad based banking operations in Australia, Great Britain, Ireland and New Zealand. The entire Michigan National team is very enthusiastic about joining a partner with the balance sheet depth and strength of the National to help Michigan National's growth strategies."

                   Don Argus, the National's managing director and chief executive officer, stated, "The acquisition of Michigan National Corporation with its broad franchise in Michigan is the result of several years of reviewing the United States market for the right partner. This combination represents an extraordinary opportunity for the National as Michigan National will be the flagship in the United States for the years ahead. National Australia Bank intends to retain the Michigan National Corporation name and to have a locally managed financial in-stitution sensitive to customer needs and services. We heartily welcome the entire Michigan National Corporation family and are enthusiastic about its great franchise and the opportunities ahead."

                   Douglas E. Ebert, Michigan National's president and chief operating officer commented further, "This combination will allow Michigan National to play an even more effective role in serving Michigan markets." He indicated that "the man-agements of the two organizations are very compatible, both







         personally and philosophically, and the organization is well suited to participate in the rapidly changing financial ser-vices industry. We look forward to the opportunity of working closely with this highly respected financial institution. With the success of Michigan National's restructuring initiatives as well as Project Streamline's implementation, the corporation is experiencing strong momentum and has the resources necessary for future growth. Planning for a smooth transition will begin immediately so as to assure a seamless merger."

                   The transaction, which is expected to be completed sometime after mid year, is subject to Michigan National Corpo-ration shareholder approval and various customary regulatory approvals.

                   National Australia Bank Limited is the largest bank in Australia and the second largest public company in Austra-lia. In its fiscal year ended September 30, 1994 it earned US$1,337 million representing a return on shareholders equity of 17.5%. The National Group operates 2373 branches and other business outlets and operates banking subsidiaries through National Australia Bank Limited, Yorkshire Bank PLC, Clydesdale Bank PLC, Northern Bank Limited, National Irish Bank Limited and Bank of New Zealand. The Group's long term debt is rated AA by S&P and AA3 by Moodys.

                   Michigan National is a diversified financial services corporation headquartered in Farmington Hills, Michigan. It has 191 branches in Michigan and total assets of $8.7 billion.

                   Keefe Bruyette & Woods is serving as financial advisor to Michigan National Corporation in the merger and has rendered a fairness opinion to Michigan National Corporation's Board of Directors with respect to the transaction. CS First Boston is serving as financial advisor to National Australia Bank on this transaction and Morgan Stanley has provided strategic advice and a fairness opinion to National Australia Bank's Board of Directors with respect to this transaction.

                   Executives of the two companies will be available to the media at a news conference on Monday, February 6 at 9:00 a.m. at Michigan National's headquarters.


                                    # # # # #







                                       -2-